SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Resolutions passed at 2006 Annual General Meeting dated June 19, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 20, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at 2006 Annual General Meeting

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

I.	The convocation and attendance of the meeting

The 2006 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 19 June 2007 (Tuesday) at 9:00 a.m. at Pine City Hotel, Shanghai, the People´s Republic of China (the “PRC”). The AGM was attended by 80 shareholders of the Company in person or by proxy holding 6.315 billion shares, representing 87.71% of the Company´s total voting shares of 7.2 billion shares, among which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 2.299 billion shares. The convocation of the AGM satisfied the relevant requirements stipulated by the PRC Company Law and the Company´s Articles of Association. The AGM was convened by the board of directors, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by a poll:

1.	The 2006 Report of the Directors of the Company was approved.

(4.383 billion shares voted in favor; 1.8845 million shares voted against)

Votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.366 billion shares voted in favor, constituting 99.49% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.8845 million shares voted against.

2.	The 2006 Report of the Supervisory Committee was approved.

(4.383 billion shares voted in favor; 1.8295 million shares voted against)

Votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.366 billion shares voted in favor, constituting 99.50% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.8295 million shares voted against.

3.	The 2006 Audited Statement of Accounts and the 2007 Budget of the Company were approved.

(4.382 billion shares voted in favor; 1.7589 million shares voted against)

Votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.366 billion shares voted in favor, constituting 99.52% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.7589 million shares voted against.

4.	The 2006 Profit Appropriation Plan of the Company was approved.

(4.346 billion shares voted in favor; 2.5967 million shares voted against)

Votes in favor constituted 99.94% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.329 billion shares voted in favor, constituting 99.22% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 2.5967 million shares voted against.

5.	The re-appointment of KPMG Huazhen and KPMG as the Company’s domestic auditors and the Company’s international auditors for the year 2007, respectively were approved and the Directors were authorized to fix their remuneration.

(4.444 billion shares voted in favor; 1.9071 million shares voted against)

Votes in favor constituted 99.96% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.427 billion shares voted in favor, constituting 99.56% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 1.9071 million shares voted against.

III.	Review of the special resolution

The following special resolution was considered and passed at the AGM through voting by a poll:

6.	To consider and, if thought fit, pass the amendments to the Company’s Articles of Association as special resolution:

“THAT” to approve the proposal from the board of directors of the Company in respect of the amendments to the Articles of Association of the Company; and to authorize the board of directors to amend the wordings and handle all other related matters in respect of the following amendment proposal in accordance with the requirements of the relevant approval authorities and the regulations of the stock exchanges on which the Company’s shares are listed:

Article 12 of the Articles of Association stipulates that:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business includes: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services.”

It is proposed to amend the article as follows:

“The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastics and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing, education, media, advertisement production, advertisement publication.”

(4.314 billion shares voted in favor; 34.3733 million shares voted against)

Votes in favor constituted 99.21% of shareholders (or their proxies) attending the meeting with voting shares.

Among shareholders with non-circulating shares, 4.017 billion shares voted in favor, constituting 100% of shareholders with non-circulating shares (or their proxies) attending the meeting with voting shares; 0 share voted against.

Among shareholders with circulating shares, 0.297 billion shares voted in favor, constituting 89.64% of the voting shares held by shareholders with circulating shares (or their proxies) attending the meeting; 34.3733 million shares voted against.

The above resolutions were passed at the 2006 AGM. The Company had appointed the Company’s auditor, KPMG, as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

IV.	In addition to the foregoing resolutions, the Company would like to make the following explanation in relation to the payment of the final dividends:

1.	Pursuant to Article 215 of its Articles of Association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi whilst dividends payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends	=	Amount of dividends in Renminbi
Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company´s H Shares of the final dividends for the year ended 31 December 2006, the average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 19 June 2007) is HK$100 for RMB97.762. Therefore, there will be a dividend of HK$0.0409 per H Share of the Company.

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent on 12 July 2007 and will be dispatched by Hong Kong Registrars Limited on that date.

3.	Distribution of dividends to holders of A Shares will be announced separately.

V.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Lou Xiao Hai of the Company’s legal advisors as to PRC law, Haiwen & Partners, “the convening and holding of the AGM of the Company, the voting procedures adopted at the AGM and the qualifications of people who attended the AGM complied with the provisions of relevant laws and the articles of association of the Company.”

VI.	Documents available for inspection:

1.	Resolutions passed at the AGM; and

2.	Legal opinions from lawyers.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 19 June 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.